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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Color Imaging, Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    196245104
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                                 (CUSIP Number)

                  MORRIS VAN ASPEREN, c/o COLOR IMAGING, INC.,
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     4350 PEACHTREE INDUSTRIAL BOULEVARD, SUITE 100 NORCROSS, GEORGIA 30071
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 2001
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            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No......196245104
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        1.     Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

               Dr. Sueling Wang
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        2.     Check the Appropriate Box if a Member of a Group (See
               Instructions)
               (a)   ...........................................................
               (b)   ...........................................................

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        3.     SEC Use Only.....................................................

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        4.     Source of Funds (See Instructions) ............................PF

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        5.     Check if Disclosure of Legal Proceedings Is Required
               Pursuant to Items 2(d) or 2(e)................................[ ]

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        6.     Citizenship or Place of Organization: .......................U.S.

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                       7.  Sole Voting Power...........................1,633,500

Number of             ----------------------------------------------------------
Shares Bene-           8.  Shared Voting Power  .........................256,000
ficially
Owned by Each         ----------------------------------------------------------
Reporting              9.  Sole Dispositive Power .....................1,633,500
Person With
                      ----------------------------------------------------------
                       10. Shared Dispositive Power .....................256,000

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        11.    Aggregate Amount Beneficially Owned by Each Reporting
               Person .................................................1,633,500
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        12.    Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares [X] (See Instructions)

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        13.    Percent of Class Represented by Amount in Row (11)......... 15.2%

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        14.    Type of Reporting Person (See Instructions)................... IN

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INSTRUCTIONS FOR COVER PAGE

        (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

        (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

        (3)    The 3rd row is for SEC internal use; please leave blank.


        ITEM 1.   SECURITY AND ISSUER

        The title of the class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Color Imaging, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4350 Peachtree Industrial Blvd., Suite 100, Norcross, Georgia 30071.

        ITEM 2.   IDENTITY AND BACKGROUND

        This Statement on Schedule 13D is being filed by Dr. Sueling Wang, President and Director of the Issuer. The business address of Dr. Sueling Wang is Color Imaging, Inc., 4350 Peachtree Industrial Blvd., Suite 100, Norcross, Georgia 30071.

        During the last five years, Dr. Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Dr. Wang been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Dr. Wang is a U.S. citizen.

        ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Dr. Wang acquired 50,000 shares of common stock and warrants to purchase 50,000 shares of common stock from the Issuer in a private transaction on December 1, 2001 in exchange for $100,000. The Issuer granted to Dr. Wang additional warrants to purchase 450,000 shares of common stock based on the amount of his total investment. Dr. Wang used personal funds to acquire the above securities from the Issuer.



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        ITEM 4.   PURPOSE OF TRANSACTION.

        See Item 3 above. Dr. Wang acquired such securities in order to increase his equity ownership in the Issuer and for personal use.

        Currently, Dr. Wang has no plans or proposals of the type referred to in paragraphs (a) through (j).

        ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) Sueling Wang may be deemed to be the beneficial owner of 1,889,500 shares of common stock of the Issuer representing approximately 17.4 % of the issued and outstanding shares. 1,075,000 of the 1,889,500 number include shares of common stock underlying presently exercisable options or warrants. 256,000 of the 1,889,500 number include shares of common stock and warrants as to which Dr. Wang disclaims beneficial ownership.

        (b) Sueling Wang has the sole power to vote and dispose of 1,633,500 shares of common stock of the Issuer. Dr. Wang shares voting power with respect to: (i) 156,000 shares of common stock, representing: (a) 96,000 shares of common stock beneficially held by Dr. Wang's wife, Yik-Li Sih, and (b) 60,000 shares of common stock beneficially held by his three children, with his wife and three children, and (ii) warrants to purchase 100,000 shares of common stock beneficially owned by Ms. Sih. Dr. Wang disclaims beneficial ownership of such 156,000 shares and warrants to purchase 100,000 shares.

        The residential address of Yik-li Sih is 1105 Ascott Valley Drive, Duluth, Georgia 30096. Ms. Sih's principal occupation is real estate investor.

        During the last five years, Ms. Sih has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Ms. Sih been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Ms. Sih is a U.S. citizen.

        The residence address for Daniel Wang, Michael Wang, Elizabeth Wang, and Justin Wang is 1105 Ascott Valley Drive, Duluth, Georgia 30096. Daniel Wang is a college student and Michael Wang, Elizabeth Wang, and Justin Wang are minors.

        During the last five years, Daniel Wang, Michael Wang, Elizabeth Wang, and Justin Wang have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Daniel Wang, Michael Wang, Elizabeth Wang, and Justin Wang been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or



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finding any violation with respect to such laws. Daniel Wang, Michael Wang,
Elizabeth Wang, and Justin Wang are U.S. citizens.

        (c)    See Item 3 above.

        (d)    Not applicable.

        (e)    Not applicable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

        ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: December 5, 2001


/s/ Dr. Sueling Wang
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    Dr. Sueling Wang



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